FAIRFAX News Release

Stock Symbol:  FFH.SV (TSX); FFH (NYSE)

TORONTO, February 10, 2005

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

     Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it had net earnings of $5.6 million in the fourth quarter of 2004 and a net loss of $17.8 million for the 2004 year, and that it ended the year with a very strong financial position. Operating highlights for 2004 were as follows:

•	Earnings from operations before income taxes were $139.1 million in 2004 (2003 — $527.5 million), after $252.7 million of losses from the third quarter hurricanes and $104.1 million of non-trading realized losses (described below).

•	The combined ratio of the company’s continuing insurance and reinsurance operations improved to 90.6% in the fourth quarter of 2004 from 97.4% in 2003, and to 97.5% for the full year from 97.6% in 2003. The 97.5% combined ratio in 2004 included 5.1 combined ratio points arising from the third quarter hurricanes.

•	In the fourth quarter, following an independent ground-up study, Crum & Forster increased its asbestos reserves by $100 million, all of which was covered by aggregate stop loss reinsurance, and the runoff group strengthened its construction defect reserves by $50 million. Crum & Forster’s full-year net cost related to development of prior years’ loss reserves, including redundancies and the fourth quarter $100 million increase of asbestos reserves, was $25 million.

•	Net premiums written at the company’s continuing insurance and reinsurance operations increased 7.1% in 2004 to $4.4 billion.

•	Underwriting profit at the company’s continuing insurance and reinsurance operations increased to $108.4 million in 2004 from $87.7 million in 2003.

•	Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe remained strong at $948.4 million in 2004 compared to $1,099.2 million in 2003.

•	Total interest and dividends increased to $366.7 million in 2004 from $330.1 million in 2003, due primarily to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from continuing operations.

•	Realized gains on investments in 2004 totalled $288.3 million, after $104.1 million of non-trading losses, compared to $845.9 million in 2003. The $104.1 million of losses consisted of $77.1 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par.

•	The company had $566.8 million of cash, short term investments and marketable securities at the holding company level at December 31, 2004.

•	During 2004, the company issued $300 million of equity to long term investors, and through debt issues and a debt exchange offer issued $466.4 million of investment grade debt due in 2012, resulting in meaningful deleveraging and effectively removing any external debt maturities until 2012.

•	Cash and investments (net of $539.5 of liabilities for economic hedges against a decline in the equity markets) increased to $13.5 billion at December 31, 2004 from $12.6 billion at the end of 2003.

•	The unrealized gain on portfolio investments was $428.3 million at the end of 2004, compared to $244.9 million at the end of 2003.

•	Total common shareholders’ equity increased to $3.0 billion at December 31, 2004 from $2.7 billion at December 31, 2003, but because the 2004 equity issue was done below book value, common shareholders’ equity per basic share decreased to $184.86 at December 31, 2004 from $192.81 at the end of 2003.

•	At December 31, 2004, United States Fire Insurance, Crum & Forster’s principal operating subsidiary, remained in a positive earned surplus position, with a dividend capacity in 2005 of approximately $88 million, while North River Insurance, Crum & Forster’s other significant operating subsidiary which previously lacked dividend capacity, moved to a positive earned surplus position (thereby achieving dividend capacity) of approximately $5 million.

     Following is a summary of Fairfax’s unaudited fourth quarter and full year financial results:

	Fourth Quarter		Year
	($ millions except per share amounts)
	2004	2003	2004	2003
Total revenue	1,454.3	1,575.4	5,792.6	5,713.9
Net earnings (loss)	5.6	6.6	(17.8)	271.1
Net earnings (loss) per share	$0.16	$0.51	$(2.16)	$18.55
Net earnings (loss) per diluted share	$0.16	$0.51	$(2.16)	$18.23

     The results for the fourth quarter of 2004 were impacted by $62.6 million of mark to market changes in fair value, recorded as realized losses, relating to the economic hedges put in place by the company against a decline in equity markets; $24.8 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par; and the reserve strengthenings mentioned above for asbestos claims at Crum & Forster and for construction defect claims at the runoff operations.

     There were 13.9 and 14.0 million weighted average shares outstanding during 2004 and 2003 respectively (14.1 and 13.9 million during the fourth quarters of 2004 and 2003 respectively). At the end of 2004, there were 16,091,529 shares effectively outstanding. The consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows for 2004 and 2003 are set out below, followed by management’s discussion and analysis.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2004 and 2003
(unaudited — US$ millions)

	2004	2003
Assets
Cash and short term investments	534.6	346.4
Cash held in Crum & Forster (including $16.3 (2003 - $47.3) in interest escrow account)	17.1	47.3
Marketable securities	15.1	16.5
Accounts receivable and other	2,346.0	2,112.3
Recoverable from reinsurers (including recoverables on paid losses – $630.2; 2003 – $654.2)	8,135.5	8,542.6

	11,048.3	11,065.1

Portfolio investments
Subsidiary cash and short term investments (market value – $4,047.7; 2003 – $5,710.6)	4,047.7	5,710.6
Bonds (market value – $7,292.7; 2003 – $4,644.8)	7,288.8	4,729.3
Preferred stocks (market value – $136.4; 2003 – $143.9)	135.8	142.3
Common stocks (market value – $1,957.9; 2003 – $1,428.5)	1,678.6	1,173.9
Investments in Hub, Zenith National and Advent (market value – $450.5; 2003 – $456.0)	311.5	387.6
Real estate (market value – $33.5; 2003 – $17.0)	28.0	12.2

Total (market value – $13,918.7; 2003 – $12,400.8)	13,490.4	12,155.9

Deferred premium acquisition costs	378.8	412.0
Future income taxes	973.6	968.3
Premises and equipment	99.8	98.7
Goodwill	228.1	214.3
Other assets	112.3	104.0

	26,331.3	25,018.3

Liabilities
Lindsey Morden indebtedness	89.2	17.7
Accounts payable and accrued liabilities	1,122.4	1,413.0
Securities sold but not yet purchased	539.5	—
Funds withheld payable to reinsurers	1,033.2	1,104.6

	2,784.3	2,535.3

Provision for claims	14,983.5	14,368.1
Unearned premiums	2,368.3	2,441.9
Long term debt	2,155.5	2,033.8
Purchase consideration payable	195.2	200.6
Trust preferred securities of subsidiaries	52.4	79.8

	19,754.9	19,124.2

Non-controlling interests	583.0	440.8

Shareholders’ Equity
Common stock	1,781.8	1,510.0
Other paid in capital	97.8	101.4
Preferred stock	136.6	136.6
Retained earnings	1,061.9	1,114.9
Currency translation account	131.0	55.1

	3,209.1	2,918.0

	26,331.3	25,018.3

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
for the years ended December 31, 2004 and 2003
(unaudited — US$ millions except per share amounts)

	2004	2003
Revenue
Gross premiums written	5,608.8	5,518.6

Net premiums written	4,786.5	4,448.1

Net premiums earned	4,801.5	4,209.0
Interest and dividends	366.7	330.1
Realized gains on investments	248.2	840.2
Realized gain on Northbridge secondary offering and IPO	40.1	5.7
Claims fees	336.1	328.9

	5,792.6	5,713.9

Expenses
Losses on claims	3,610.6	3,240.6
Operating expenses	1,037.6	1,023.4
Commissions, net	827.3	776.1
Interest expense	164.6	146.3
Other Lindsey Morden TPA disposition costs	13.4	–

	5,653.5	5,186.4

Earnings from operations before income taxes	139.1	527.5
Provision for income taxes	83.0	191.9

Net earnings before non-controlling interests	56.1	335.6
Non-controlling interests	(73.9)	(64.5)

Net earnings (loss)	(17.8)	271.1

Net earnings (loss) per share	$(2.16)	$18.55
Net earnings (loss) per diluted share	$(2.16)	$18.23
Cash dividends paid per share	$1.40	$0.98

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
for the years ended December 31, 2004 and 2003
(unaudited — US$ millions)

	2004	2003
Retained earnings – beginning of year	1,114.9	873.5
Net earnings (loss) for the year	(17.8)	271.1
Excess over stated value of shares purchased for cancellation	(3.6)	(4.9)
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(10.1)	(9.8)
Cost of convertible debentures, net of tax	(2.0)	(1.1)

Retained earnings – end of year	1,061.9	1,114.9

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004 and 2003
(unaudited — US$ millions)

	2004	2003
Operating activities
Earnings before non-controlling interests	56.1	335.6
Amortization	42.6	52.1
Future income taxes	5.6	127.0
Gains on investments	(288.3)	(845.9)

	(184.0)	(331.2)
Increase (decrease) in:
Provision for claims	333.2	759.5
Unearned premiums	(122.4)	235.7
Accounts receivable and other	(182.3)	257.4
Recoverable from reinsurers	565.7	(793.5)
Funds withheld payable to reinsurers	(76.5)	141.6
Accounts payable and accrued liabilities	(319.2)	59.8
Other	96.1	62.4

Cash provided by operating activities	110.6	391.7

Investing activities
Investments – purchases	(6,883.2)	(11,280.6)
– sales	4,738.5	14,483.6
Sale of marketable securities	1.4	6.6
Purchase of capital assets	(37.0)	(29.9)
Disposition of Lindsey Morden TPA business	(22.2)	–
Purchase of subsidiaries, net of cash	(33.7)	18.7
Net proceeds on Northbridge secondary offering and IPO	104.8	148.9

Cash provided by (used in) investing activities	(2,131.4)	3,347.3

Financing activities
Subordinate voting shares issued	299.7	–
Subordinate voting shares repurchased	(31.5)	(30.6)
Trust preferred securities of subsidiary repurchased	(27.4)	(136.0)
Issue of OdysseyRe debt	–	225.0
Issue of Crum & Forster debt	–	300.0
Issue of convertible debentures	–	200.0
Long term debt – repayment	(240.2)	(179.3)
Long term debt – issuances	308.6	–
Purchase consideration payable	(21.9)	(23.3)
Lindsey Morden indebtedness	71.5	(8.8)
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(10.1)	(9.8)

Cash provided by financing activities	329.2	323.3

Foreign currency translation	17.0	31.9

Increase (decrease) in cash resources	(1,674.6)	4,094.2
Cash resources – beginning of year	6,104.3	2,010.1

Cash resources – end of year	4,429.7	6,104.3

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $169.7 of subsidiary cash and short term investments pledged for securities sold but not yet purchased which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements
for the years ended December 31, 2004 and 2003
(unaudited — in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

     These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2003 as set out on pages 22 to 48 of the company’s 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2003, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s year-end results. Included in goodwill at December 31, 2004 is $150.1 related to Lindsey Morden’s U.K. operations. The recoverability of this goodwill is sensitive to the ability of the U.K. operations to meet their profit and cash flow forecasts for 2005 and future years. Failure to meet those forecasts could result in a writedown of goodwill.

2. Portfolio Investments

     At December 31, 2004, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $400 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $50 of common stocks, as well as a swap with a notional value of approximately $450, as described in the two following paragraphs. At December 31, 2004, common stocks in the company’s portfolio aggregated $1,678.6, with a market value of $1,957.9.

     Simultaneously with short sales of approximately $400 notional amount of SPDRs and $50 of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $90.0. The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $401.7 of cash and $162.5 of bonds at market value. The collateral provided for the purchase of common stocks sold short is $70.5 of cash. Both the obligation to purchase the securities sold short and the options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.

     In addition, during the year, the company entered into a Total Return Swap (the “swap”). The swap has a notional value of approximately $450 and the company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $90.0. Short term securities have been pledged as collateral for the swap in the amount of $99.2. The fair value of the swap is a liability of $44.9 and is included in securities sold but not yet purchased on the consolidated balance sheet.

     The company also has purchased credit default swaps and bond put warrants which are carried at fair value of $52.5 and classified as bonds on the consolidated balance sheet.

     Changes in the fair value for the transactions described above have been included in realized gains and losses in the consolidated statements of earnings as follows:

	2004	2003
SPDRs, common stocks and related options	(43.3)	–
Swap and related option	(38.2)	–
Credit default swaps and put bond warrants	4.4	(10.5)

	(77.1)	(10.5)

3. Investments

     On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (Euros 44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (Euros 89.9) and $62.4 (Euros 45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.

     On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.

     Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National Insurance Corp. which they owned, at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a pre-tax gain after expenses of $40.9. At December 31, 2004 the company owned 24.4% of Zenith National.

     On May 18, 2004, the company recorded a pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.

     On May 28 and June 10, 2003, the company’s Northbridge subsidiary issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn$15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn$206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn$8.0) gain on its effective sale of a 29.0% interest in Northbridge.

     On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% debentures exchangeable in November 2004 and February 2005 into the number of OdysseyRe shares purchased. On November 19, 2004, these debentures were purchased and in consideration the company issued new exchangeable debentures, as described in the fourth paragraph of note 4 below.

4. Capital, Long Term Debt and Trust Preferred Securities

     On December 21, 2004, the company issued $200.0 of its 7.75% notes due 2012.

     On December 21, 2004, the company completed a debt tender offer. A total of $114.6 principal amount of debt was tendered and purchased as follows: $11.1 principal amount of TIG’s 8 1/8% notes due 2005, $62.6 principal amount of 7 3/8% notes due 2006, $36.5 principal amount of 6 7/8% notes due 2008, and $4.4 principal amount of TIG’s trust preferred securities due 2027.

     On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.

     On November 19, 2004, the company, through one of its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which are collectively exchangeable into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures).

     From October 29 to November 3, 2004, the company repurchased $23.0 of TIG’s trust preferred securities due in 2027. On November 16 and 17, 2004, the company repurchased $6.5 of its convertible debentures due in 2023. On November 1, 2004, the company repurchased $5.0 of its notes due in 2026.

     On August 27, 2004, the company issued an additional $95.0 (before issue expenses of approximately $3.5) of its 7.75% notes due in 2012. By September 30, 2004, $65.1 of the proceeds were used to repurchase (including the payment of accrued interest of $2.1) $40.3 of its notes due in 2006 and $20.0 of its notes due in 2005.

     On April 29, 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On June 29, 2004, an additional $10.0 of the company’s notes due in 2006 were exchanged for the issue of $11.0 of new 7.75% notes due in 2012.

     During the third quarter of 2003, the company repurchased $26.4 and $18.1 of its U.S. dollar-denominated debentures and Canadian dollar-denominated debentures respectively at a cost of $44.5. The debentures purchased were debentures maturing in 2003.

     On July 14 and 24, 2003, the company issued an aggregate $200.0 of 5% convertible senior debentures due July 15, 2023 for net proceeds (after expenses of issue) of $193.7.

     Effective June 5, 2003, Crum & Forster Holdings Corp. issued $300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of $281.0, of which $63.1 was placed in an interest escrow account to fund the first four interest payments.

     In February 2003, the company redeemed its RHINOS preferred securities for $136.0 cash.

5. Other

     On March 31, 2004, Lindsey Morden raised $49.5 (Cdn$65.0) in short term financing to cover the payment described in the paragraph below and to repay debt owing to the company. On July 12, 2004, a subsidiary of Lindsey Morden raised $78.3 (Cdn$105.0) under an unsecured non-revolving term facility for an initial term to March 31, 2005 which may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were used principally to repay the short term financing raised on March 31, 2004, debt owing to banks and debt owing to the company. Fairfax has extended its letter of support of Lindsey Morden to March 2006.

     On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.

6. Segmented Information

     The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

     In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at December 31, 2004 compared to December 31, 2003.

7. U.S. GAAP Reconciliation

     The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 19 on pages 44 to 48 of the company’s 2003 Annual Report.

The following shows the net earnings in accordance with US GAAP:

	2004	2003
Net earnings (loss), Canadian GAAP	(17.8)	271.1
Recoveries (deferred gains) on retroactive reinsurance	25.3	(209.4)
Other than temporary declines	28.1	(49.9)
Other differences	(14.4)	1.5
Tax effect	(13.1)	91.0

Net earnings, US GAAP	8.1	104.3
Other comprehensive income(1)	171.0	445.6

Comprehensive income, US GAAP	179.1	549.9

Net earnings (loss) per share, US GAAP	$(0.29)	$6.66

Net earnings (loss) per diluted share, US GAAP	$(0.29)	$6.66

(1)	Consists of the change in the mark to market valuation of investments of $95.1 (2003 - $92.7) and the change in currency translation adjustment amount of $75.9 (2003 — $352.9).

     The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2004	2003
Assets
Portfolio investments
Subsidiary cash and short term investments	3,476.3	5,710.6
Bonds	7,130.2	4,644.8
Preferred stocks	136.4	143.9
Common stocks	1,957.9	1,428.5
Strategic investments	412.2	423.3
Investments pledged for securities sold but not yet purchased	733.9	–

Total portfolio investments	13,846.9	12,351.1
Future income taxes	1,168.1	1,229.9
Goodwill	280.2	266.6
All other assets	11,667.2	11,692.0

Total assets	26,962.4	25,539.6

Liabilities
Accounts payable and accrued liabilities	1,986.1	2,288.0
Securities sold but not yet purchased	539.5	–
Long term debt	2,253.3	2,135.2
All other liabilities	18,526.8	18,012.1

Total liabilities	23,305.7	22,435.3

Mandatorily redeemable shares of TRG	195.2	200.6
Non-controlling interests	583.0	440.8

	778.2	641.4

Shareholders’ Equity	2,878.5	2,462.9

	26,962.4	25,539.6

The difference in consolidated shareholders’ equity is as follows:

	2004	2003

Shareholders’ equity based on Canadian GAAP	3,209.1	2,918.0
Other comprehensive income	282.5	187.5
Reduction of other paid in capital	(97.8)	(101.4)
Cumulative reduction in net earnings under US GAAP	(515.3)	(541.2)

Shareholders’ equity based on US GAAP	2,878.5	2,462.9

     At December 31, 2004, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US$ millions except per share amounts and as otherwise indicated)

     The company produced an excellent underwriting result in 2004. The combined ratio of its continuing insurance and reinsurance operations was 97.5% for the year (which includes 5.1 combined ratio points arising from the third quarter hurricanes), with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 87.7%, 106.5% and 98.1% (which include 2.9, 11.1 and 4.2 combined ratio points arising from the third quarter hurricanes), respectively, compared to 97.6% in 2003. The combined ratio of the continuing operations in the fourth quarter of 2004 was 90.6%, compared to 97.5% in the fourth quarter of 2003.

     Earnings from operations before income taxes were $139.1 in 2004 (compared to $527.5 in 2003), after $252.7 of losses from the third quarter hurricanes (including $30.6 at Group Re) and $104.1 of non-trading realized losses (described under “Interest and Dividends and Realized Gains” below).

     The increase in underwriting income and interest and dividends in 2004 was more than offset by a reduction in realized gains and an increased runoff loss (described below), resulting in a net loss of $17.8 ($2.16 per basic or diluted share) compared to net earnings of $271.1 ($18.55 per basic share or $18.23 per diluted share) in 2003.

     Revenue in the year increased to $5,792.6 from $5,713.9 last year, principally as a result of increased earned premiums offset by reduced realized gains. During 2004, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency, increased 10.4%, 1.4% and 9.1% respectively over 2003. Consolidated net premiums written in 2004 increased by 7.1% to $4,402.8 from $4,109.6 in 2003.

     Cash flow from operations for the year ended December 31, 2004 amounted to $250.5 for Northbridge ($165.9 in 2003), $94.7 for Crum & Forster ($379.2 in 2003) and $603.2 for OdysseyRe ($554.1 in 2003).

Net Earnings

     The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the years ended December 31, 2004 and 2003:

	2004		2003
Combined ratios
Insurance – Canada (Northbridge)	87.7	%(1)	92.6%
– U.S	105.4	%(1)	102.7%
– Asia	91.9%		96.0%
Reinsurance (OdysseyRe)	98.1	%(1)	96.9%

Consolidated	97.5	%(1)	97.6%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge).	115.5		52.3
– U.S	(55.0)		(27.1)
– Asia	4.7		1.5
Reinsurance (OdysseyRe)	43.2		61.0

Underwriting profit	108.4		87.7
Interest and dividends	301.4		220.3

Operating income	409.8		308.0
Realized gains	162.7		534.6
Runoff and other	(193.6)		(110.0)
Claims adjusting (Fairfax portion)	(15.4)		(16.6)
Interest expense	(151.3)		(138.6)
Corporate overhead and other	(76.3)		(48.7)

Pre-tax income	135.9		528.7
Taxes	(74.6)		(187.6)
Non-controlling interests	(79.1)		(70.0)

Net earnings (loss)	(17.8)		271.1

(1)	These combined ratios include 2.9 (Canadian insurance), 9.4 (U.S. insurance), 4.2 (reinsurance) and 5.1 (consolidated) combined ratio points arising from the third quarter hurricanes.

     The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as follows for the years ended December 31, 2004 and 2003:

Year ended December 31, 2004

		U.S.	Asia
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total
Gross premiums written	1,483.1	1,345.1	86.7	2,631.6	5,546.5

Net premiums written	957.6	1,036.0	59.6	2,349.6	4,402.8

Net premiums earned	939.0	1,027.6	57.8	2,320.8	4,345.2

Underwriting profit (loss)	115.5	(55.0)	4.7	43.2	108.4
Interest and dividends	60.9	81.3	2.9	156.3	301.4

Operating income before:	176.4	26.3	7.6	199.5	409.8
Realized gains	22.6	85.0	–	74.6	182.2
Runoff and other operating income (loss)	–	–	–	–	–
Claims adjusting	–	–	–	–	–
Interest expense	–	(33.2)	–	(25.6)	(58.8)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)

Pre-tax income (loss)	190.7	69.7	4.8	236.1	501.3

	Runoff &		Corporate &
	Other	Intercompany	Other	Consolidated
Gross premiums written	584.2	(521.9)	–	5,608.8

Net premiums written	383.7	–	–	4,786.5

Net premiums earned	456.3	–	–	4,801.5

Underwriting profit (loss)	–	–	–	108.4
Interest and dividends	–	–	–	301.4

Operating income before:	–	–	–	409.8
Realized gains	125.6	(43.8)	24.3	288.3
Runoff and other operating income (loss)	(319.2)	–	–	(319.2)
Claims adjusting	–	–	(15.4)	(15.4)
Interest expense	–	–	(92.5)	(151.3)
Corporate overhead and other	–	–	(44.4)	(76.3)

Pre-tax income (loss)	(193.6)	(43.8)	(128.0)	135.9
Taxes				(74.6)
Non-controlling interests				(79.1)

Net earnings (loss)				(17.8)

Year ended December 31, 2003

		U.S.	Asia
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total
Gross premiums written	1,318.6	1,396.0	81.8	2,558.2	5,354.6

Net premiums written	802.3	1,092.1	61.6	2,153.6	4,109.6

Net premiums earned	703.2	991.7	37.2	1,965.1	3,697.2

Underwriting profit (loss)	52.3	(27.1)	1.5	61.0	87.7
Interest and dividends	50.8	76.1	0.7	92.7	220.3

Operating income before:	103.1	49.0	2.2	153.7	308.0
Realized gains	67.2	308.8	3.8	284.1	663.9
Runoff and other operating			–
income (loss)	–	–	–	–	–
Claims adjusting	–	–	–	–	–
Interest expense	–	(18.7)	–	(12.7)	(31.4)
Corporate overhead and other	(4.4)	(5.9)	–	(7.9)	(18.2)

Pre-tax income (loss)	165.9	333.2	6.0	417.2	922.3

	Runoff &		Corporate &
	Other	Intercompany	Other	Consolidated
Gross premiums written	582.2	(418.2)	–	5,518.6

Net premiums written	338.5	–	–	4,448.1

Net premiums earned	511.8	–	–	4,209.0

Underwriting profit (loss)	–	–	–	87.7
Interest and dividends	–	–	–	220.3

Operating income before:	–	–	–	308.0
Realized gains	311.3	(132.4)	3.1	845.9
Runoff and other operating income (loss)	(421.3)	–	–	(421.3)
Claims adjusting	–	–	(16.6)	(16.6)
Interest expense	–	–	(107.2)	(138.6)
Corporate overhead and other	–	–	(30.5)	(48.7)

Pre-tax income (loss)	(110.0)	(132.4)	(151.2)	528.7
Taxes				(187.6)
Non-controlling interests				(70.0)

Net earnings				271.1

     Summarized income statements showing the underwriting results and operating income for each business segment for the years ended December 31, 2004 and 2003 are set out below, followed by a discussion of the principal other elements of net earnings.

     Canadian Insurance — Northbridge

	2004	2003

Underwriting profit	115.5	52.3

Combined ratio:
Loss & LAE	62.2%	65.5%
Commissions	7.3%	6.7%
Underwriting expense	18.2%	20.4%

	87.7%	92.6%

Gross premiums written	1,483.1	1,318.6

Net premiums written	957.6	802.3

Net premiums earned	939.0	703.2

Underwriting profit	115.5	52.3
Interest and dividends	60.9	50.8

Operating income	176.4	103.1
Realized gains	22.6	67.2

Pre-tax income before interest and other	199.0	170.3

     Continued premium growth and improved underwriting performance generated a record 2004 underwriting profit for Northbridge of $115.5, an increase of 120.8% over underwriting profit of $52.3 earned in 2003. Notwithstanding the impact of $27.5 in losses related to the third quarter hurricanes in the U.S. (representing 2.9 combined ratio points), Northbridge’s combined ratio improved to 87.7% in 2004 from 92.6% in 2003 (79.5% in the fourth quarter of 2004 compared to 89.0% in 2003). Premium growth in most of the markets served by Northbridge, while still robust in 2004, slowed relative to the rates of increase in many of those markets in 2003. Rate increases achieved in 2004 in many of Northbridge’s markets, reduced overall quota share treaty cessions to reinsurers, and strong levels of renewal retention augmented by new business volumes nevertheless combined to produce growth (measured in Canadian dollars) in net premiums written of 10.4% and in net premiums earned of 23.5% over 2003 levels. After the inclusion of interest and dividend income, Northbridge reported operating income of $176.4 in 2004, representing an increase of 71.1% over $103.1 of operating income produced in 2003. For more information on Northbridge’s results, please see its 2004 year-end press release posted on its website www.northbridgefinancial.com.

     U.S. Insurance

Year ended December 31, 2004

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio:
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	77.8	7.2	85.0

Pre-tax income before interest and other	94.6	16.7	111.3

Year ended December 31, 2003

	Crum &
	Forster(1)	Fairmont	Old Lyme(2)	Total
Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)

Combined ratio:
Loss & LAE	74.5%	64.6%	58.2%	71.6%
Commissions	9.9%	14.5%	28.2%	11.8%
Underwriting expense	20.0%	20.1%	6.3%	19.3%

	104.4%	99.2%	92.7%	102.7%

Gross premiums written	1,104.2	242.3	49.5	1,396.0

Net premiums written	857.3	185.4	49.4	1,092.1

Net premiums earned	735.3	203.3	53.1	991.7

Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)
Interest and dividends	59.2	14.4	2.5	76.1

Operating income	26.5	16.1	6.4	49.0
Realized gains	294.8	13.8	0.2	308.8

Pre-tax income before interest and other	321.3	29.9	6.6	357.8

(1)	These results differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and US GAAP.

(2)	Transferred to runoff effective January 1, 2004.

     The U.S. insurance combined ratio for 2004 was 105.4% (90.9% in the fourth quarter) compared to 102.7% for 2003 (107.6% in the fourth quarter). The 105.4% combined ratio in 2004 included 9.4 combined ratio points arising from the third quarter hurricanes.

     Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the third quarter hurricanes. Underwriting results also reflected a net cost of $25 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies and $100 of APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance. Excluding the third quarter hurricanes, the combined ratio improved to 95.4% in 2004 from 104.4% in 2003, reflecting the earned premium impact of the more than 10% price increase achieved in 2003 and stable pricing in 2004 and the company’s continued focus on expenses. Crum & Forster’s net premiums written in 2004 grew by 5.3% (excluding premium cessions related to catastrophe events and prior year reserve actions), reflecting improved retention of renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, which was redomiciled from New York to Delaware at December 31, 2003, moved to a positive earned surplus position at that date and paid an $80 dividend in 2004 to its parent holding company. Its 2005 dividend capacity is approximately $88. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, improved its earned surplus from a deficit of $6 at December 31, 2003 to positive $5 at December 31, 2004 and therefore has 2005 dividend capacity of $5. Cash flow from operations at Crum & Forster was $94.7 in 2004 compared to 2003 operating cash flow of $379.2, with the decrease primarily due to cash received from two large treaty commutations in 2003 and paid losses on catastrophe events in 2004. For more information on Crum & Forster, please see its website www.cfins.com, where its 10K for 2004 is expected to be posted before the end of February.

     Fairmont’s combined ratio of 99.3% reflects its continued focus on underwriting profitability combined with moderate price increases obtained in 2004. Fairmont’s disciplined response to competitive pressure in the employer stop loss market decreased net premiums written to $166.4 in 2004 from $185.4 in 2003.

          Fairfax Asia

	2004	2003
Underwriting profit	4.7	1.5

Combined ratio:
Loss & LAE	55.9%	53.5%
Commissions	18.0%	22.3%
Underwriting expense	18.0%	20.2%

	91.9%	96.0%

Gross premiums written	86.7	81.8

Net premiums written	59.6	61.6

Net premiums earned	57.8	37.2

Underwriting profit	4.7	1.5
Interest and dividends	2.9	0.7

Operating income	7.6	2.2
Realized gains	–	3.8

Pre-tax income before interest and other	7.6	6.0

     In 2003, Fairfax Asia included only Falcon. Effective January 1, 2004, Fairfax Asia consists of the company’s Asia operations: Falcon, First Capital and a 26.0% interest in the ICICI/Lombard joint venture. These operations continue to reflect a focus on underwriting profit. The decrease in the combined ratio to 91.9% in 2004 (93.8% in the fourth quarter) from 96.0% in 2003 (91.0% in the fourth quarter) reflects the inclusion in 2004 of First Capital’s strong underwriting results.

          Reinsurance – OdysseyRe(1)

	2004	2003
Underwriting profit	43.2	61.0

Combined ratio:
Loss & LAE	70.0%	67.5%
Commissions	22.6%	24.2%
Underwriting expense	5.5%	5.2%

	98.1%	96.9%

Gross premiums written	2,631.6	2,558.2

Net premiums written	2,349.6	2,153.6

Net premiums earned	2,320.8	1,965.1

Underwriting profit	43.2	61.0
Interest and dividends	156.3	92.7

Operating income	199.5	153.7
Realized gains	74.6	284.1

Pre-tax income before interest and other	274.1	437.8

(1)	These results differ from those published by Odyssey Re Holdings Corp. due to differences between Canadian and US GAAP and the exclusion from these results of the results of First Capital (First Capital’s results are included in Fairfax Asia above).

     OdysseyRe’s combined ratio was 98.1% in 2004 (including 4.2 combined ratio points arising from the third quarter hurricanes), which marked its third consecutive year producing an underwriting profit. The combined ratio in the fourth quarter of 2004 was 95.2%, compared to 96.0% in 2003. Net premiums written increased by 9.1% in 2004, which follows increases of 32.0% in 2003 and 65.7% in 2002. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification. For 2004, gross premiums written in the United States represented 54% of the total, with non-U.S. business producing 46%. Over the last three years, international business produced an increasing amount of OdysseyRe’s premium volume. The diversification of activity OdysseyRe has achieved was responsible for its ability to produce an underwriting profit in 2004 despite incurring record hurricane losses in Florida and the Caribbean during the third quarter of 2004.

     Net operating cash flow amounted to $603.2 and $554.1 for the years ended December 31, 2004 and 2003, respectively. Since the end of 2001, OdysseyRe’s shareholders’ equity has increased by 93% on a US GAAP basis, generated entirely from retained earnings and invested asset appreciation. For more information on OdysseyRe’s results, please see its year-end press release posted on its website www.odysseyre.com.

     Interest and Dividends and Realized Gains

     Interest and dividend income in 2004 increased to $301.4 from $220.3 in 2003, due primarily to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from continuing operations.

     Realized gains on investments were $162.7 for 2004, consisting of $206.5 of realized gains reduced by adjustments of $43.8, primarily for intersegment gains. Consolidated realized gains of $288.3 include as well the $125.6 of realized gains in the runoff segment, and were impacted by $104.1 of non-trading losses. The $104.1 of losses consisted of $77.1 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par.

     Runoff and Other

Year ended December 31, 2004

	U.S.	Europe	Group Re	Total
Gross premiums written	67.8	117.1	399.3	584.2

Net premiums written	17.1	25.2	341.4	383.7

Net premiums earned	68.1	45.2	343.0	456.3
Losses on claims (excluding TIG commutation)	(95.8)	(176.2)	(254.2)	(526.2)
Operating expenses	(57.1)	(71.7)	(78.4)	(207.2)
Interest and dividends	27.1	(17.9)	23.1	32.3

Operating income (loss)	(57.7)	(220.6)	33.5	(244.8)
Realized gains (except as noted below)	54.1	5.2	15.0	74.3

	(3.6)	(215.4)	48.5	(170.5)
Loss on TIG commutation	(31.9)	(42.5)	–	(74.4)
Realized gains (losses) on intra-group sales	61.6	(10.3)	–	51.3

Pre-tax income (loss) before interest and other	26.1	(268.2)	48.5	(193.6)

Year ended December 31, 2003

	U.S.	Europe	Group Re	Total
Gross premiums written	325.8	(1.1)	257.5	582.2

Net premiums written	(1.4)	71.1	268.8	338.5

Net premiums earned	196.1	71.3	244.4	511.8
Losses on claims	(429.0)	(119.3)	(177.9)	(726.2)
Operating expenses	(153.9)	(54.0)	(71.4)	(279.3)
Interest and dividends	36.8	20.0	15.6	72.4

Operating income (loss)	(350.0)	(82.0)	10.7	(421.3)
Realized gains	213.8	91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.2)	9.6	16.6	(110.0)

     Excluding the “Loss on TIG commutation” (this commutation in the third quarter was another step towards simplifying the company’s runoff structure) and the “Realized gains (losses) on intra-group sales” (which are eliminated on consolidation), both shown separately above (the “Special Items”), and excluding the $75.0 strengthening of construction defect reserves referred to below, the runoff and other pre-tax loss for 2004 was better than the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2004.

     Excluding the Special Items, for the year ended December 31, 2004, the U.S. runoff group had a pre-tax loss of $3.6, primarily attributable to operating and internal claims handling costs in excess of net investment income, substantially offset by realized gains (including the gain on the sale of Zenith National shares of $38.8).

     Excluding the Special Items, for the year ended December 31, 2004, the European runoff group had a pre-tax loss of $215.4, of which $75.0 reflects a strengthening (including $50.0 in the fourth quarter) of construction defect reserves, $22.5 relates to various costs and losses allocated to the European runoff group and the remainder is primarily attributable to operating and internal claims handling costs in excess of net investment income and the investment income being reduced as a result of funds withheld requirements under the Swiss Re cover mentioned below.

     For the year ended December 31, 2004, Group Re had pre-tax income of $48.5 compared to $16.6 in 2003, the increase relating primarily to improved underwriting results and higher realized gains.

     At December 31, 2004, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary utilizing the full $1 billion limit of that cover ($996.1 at December 31, 2003).

     Other Elements of Net Earnings

     As shown below, interest expense increased to $151.3 for the year ended December 31, 2004 from $138.6 in 2003, reflecting the interest costs of additional debt issued by Crum & Forster and OdysseyRe in 2003, partially offset by reduced interest costs at Fairfax.

	2004	2003
Fairfax	92.5	107.2
Crum & Forster	33.2	18.7
OdysseyRe	25.6	12.7

	151.3	138.6

     Corporate overhead of Fairfax and its subsidiary holding companies Northbridge, Crum & Forster and OdysseyRe is broken down as follows:

	2004	2003
Fairfax corporate overhead (net of interest on cash balances)	56.8	35.3
Investment management and administration fees	(32.7)	(36.5)
Corporate overhead of subsidiary holding companies	31.9	18.2
Internet and technology expenses	11.9	15.6
Other	8.4	16.1

	76.3	48.7

     The increase in the corporate overhead of Fairfax and its subsidiary holding companies in 2004 relates primarily to additional professional fees in the year, including for Sarbanes-Oxley work, personnel retirement costs and the inclusion of charitable donations in overhead. “Other” in 2004 includes one-time severance and indemnification costs in the first and third quarters at Lindsey Morden for which the company assumed responsibility under its management services agreement. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue. These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.

     The company recorded an income tax expense of $83.0 on its consolidated statement of earnings for the year principally as a result of runoff losses being incurred in jurisdictions with lower income tax rates and certain losses of Lindsey Morden which are not recorded on a tax-effected basis.

     The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	2004	2003
Northbridge	46.1	14.8
OdysseyRe	32.9	55.2
Lindsey Morden	(5.1)	(5.5)

	73.9	64.5

Investments

     At December 31, 2004 the investment portfolio had a pre-tax unrealized gain of $428.3 (compared to $244.9 at December 31, 2003), and approximately 27% (2003- 47%) of the portfolio was held in cash and short term investments (the 2004 percentage is calculated net of $539.5 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets).

Goodwill

     Goodwill relates mostly to Lindsey Morden’s U.K. subsidiary. The increase in goodwill to $228.1 at December 31, 2004 from $214.3 at December 31, 2003 is principally attributable to the strengthening of the pound sterling against the U.S. dollar during 2004.

Capital Structure and Liquidity

     The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	December 31,		December 31,
	2004		2003
Cash, short term investments and marketable securities	566.8		410.2
Long term debt (including OdysseyRe debt)	2,057.4		1,942.7
TRG purchase consideration payable	195.2		200.6
Net debt	1,685.8		1,733.1
Common shareholders’ equity	3,072.5		2,781.4
Preferred shares and trust preferred securities of subsidiaries	189.0		216.4
OdysseyRe non-controlling interest	281.0		250.6
Total equity	3,542.5		3,248.4
Net debt/equity	48%		53%
Net debt/total capital	32%		35%
Interest coverage	1.9	x	4.8	x

     At December 31, 2004, Fairfax had $566.8 of cash, short term investments and marketable securities at the holding company level. Net debt decreased to $1,685.8 at December 31, 2004 from $1,733.1 at December 31, 2003, and the net debt to equity and net debt to total capital ratios improved, primarily because of the increase in common shareholders’ equity resulting from the December 2004 share issue.

     The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2005. Besides this cash, in 2005 the holding company expects to receive management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments from Crum & Forster and OdysseyRe and dividends from its insurance and reinsurance subsidiaries. In 2005, the holding company’s obligations (other than interest and overhead expenses) consist of the repayment of $27.3 of TIG notes maturing in April, the final note instalment of $100 due to TIG (which the company will propose to defer beyond 2005), and the continuing obligation to fund negative runoff cash flow (anticipated to be between $150 and $200 in 2005, prior to any management actions which would improve runoff cash flow).

     Common shareholders’ equity at December 31, 2004 was $3.0 billion or $184.86 per basic share (excluding the $97.8 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). During 2004, the company repurchased 215,200 subordinate voting shares for cash of $31.5.

     Fairfax’s 2004 Annual Report is scheduled to be posted on its website www.fairfax.ca after the close of markets on Friday, March 4, 2005 and will be mailed to shareholders shortly thereafter.

     As previously announced, Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern Time on Friday, February 11, 2005. The call, consisting of a presentation by the company followed by a question period, may be accessed at (888) 769-8514 (Canada or U.S.) or 1 (712) 257-2114 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, February 25, 2005. The replay may be accessed at (866) 453-2339 (Canada and U.S.) or 1 (203) 369-1228 (International).

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

     For further information, contact Bradley P. Martin, Vice President, at (416) 367-4941.

     The foregoing announcement may contain forward-looking statements. Actual results may differ, perhaps materially, from those contained in such forward-looking statements as a result of a large variety of uncertainties and risk factors, the most foreseeable of which are listed on pages 115 to 117 of Fairfax’s 2003 Annual Report which is available on Fairfax’s website at www.fairfax.ca or are set out under “Risk Factors” in Fairfax’s Base Shelf Prospectus dated January 24, 2005 filed with the Ontario Securities Commission (which is available on SEDAR) and Fairfax’s Registration Statement (Amendment No. 1 to Form F-10) filed with the U.S. Securities and Exchange Commission on January 25, 2005 (which is available on EDGAR).